

March 18, 2009

By Facsimile and U.S. Mail

Mr. Ralph Proceviat
Chief Financial Officer
Clean Power Concepts Inc.
Suite 1404 510 West Hastings Street
Vancouver, British Columbia
Canada V6B 1L8

> **Re: Clean Power Concepts Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed September 24, 2008**
> **File No. 000-52035**

Dear Mr. Proceviat:

　　We have reviewed your Form 10-K for the Fiscal Year Ended June 30, 2008 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 9A Controls and Procedures, page 25

1.　　Please disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based on the evaluation of these controls and procedures. Refer to Item 307 of Regulation S-K.

2.   Please modify management's assessment of the effectiveness of the registrant's internal control over financial reporting as of the end of the most recent period, to specify whether or not your internal control over financial reporting is effective. Refer to Item 308(a)(3) of Regulation S-K.

3.   Item 308(c) of Regulation S-K requires that you disclose any change in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has "materially affected, or is reasonably likely to materially affect, your internal control over financial reporting." Please revise.

Exhibit 31.1 and 31.2

4.   We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please modify these certifications to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K which specifies that you are responsible for establishing and maintaining disclosure controls and procedures as well as "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))."

5.   Please confirm that the inclusion of your Chief Executive Officer and Chief Financial Officer's titles in the introductory paragraphs of your certifications was not intended to limit the capacity in which such individuals provided the certifications. Please eliminate the reference to the Chief Executive Officer and Chief Financial Officer's titles in the introductory paragraph to conform to the format provided in Item 601(b)(31) of Regulation S-K. Please modify your filings as applicable.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief